EXHIBIT 99.1

Kenon Holdings Reports Third Quarter 2016 Results and Additional Updates

Singapore, December 6, 2016. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results for the third quarter of 2016, as well as additional updates.

Key Highlights

IC Power

•	IC Power’s net income attributable to Kenon for the first nine months and third quarter of 2016 was $7 million and nil, respectively, as compared to $38 million and $8 million in the first nine months and third quarter of 2015, respectively.

•	IC Power’s net income attributable to Kenon (excluding finance expenses due to intercompany loan owing to Kenon) for the first nine months and third quarter of 2016 was $16 million and $4 million, respectively.[1]

•	IC Power’s EBITDA[2] for the first nine months and third quarter of 2016 was $312 million and $124 million, respectively, as compared to $254 million and $79 million in the first nine months and third quarter of 2015, respectively.

•	IC Power’s distribution segment generated revenues of $142 million, net income of $10 million and EBITDA of $22 million for the third quarter of 2016.

•	In August 2016, the three generating units of CDA, a 510 MW hydroelectric plant in Peru, commenced commercial operations.

Discussion of Results for Q3 2016

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of IC Power Pte. Ltd. (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated December 6, 2016 for summary Kenon unaudited consolidated financial information; summary IC Power unaudited consolidated financial information; the definition of IC Power’s EBITDA (which is a non-IFRS measure) and for a reconciliation to IC Power’s, and each of its segments’, net income; summary operational information of each of IC Power’s generation businesses; summary unaudited financial information for each of IC Power’s businesses; and summary Qoros unaudited consolidated financial information.

IC Power

IC Power’s segments are Generation and Distribution. IC Power’s Generation business is further segmented by geography: Peru, Israel, Central America and Other.

The following discussion of IC Power’s results of operations is derived from IC Power’s consolidated financial statements.

[1]	Net income excluding finance expenses due to intercompany loans owing to Kenon is a non-IFRS measure. IC Power’s finance expenses due to intercompany loans owing to Kenon were $9 million and $4 million in the first nine months and third quarter of 2016, respectively.
[2]	EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated December 6, 2016 for the definition of IC Power’s EBITDA and a reconciliation to IC Power’s, and each of its segments’, net income.

Summary Unaudited Financial Information of IC Power by Segment3

	Three Months Ended September 30, 2016
	(in USD millions) (unaudited)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	140	95	83	42	142	—	502
Cost of Sales[2]	83	71	65	28	108	—	355
Net Income	11	7	—	(25)	10	2	5
EBITDA	60	23	15	4	22	—	124

	Three Months Ended September 30, 2015
	(in USD millions) (unaudited)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	114	89	92	41	—	—	336
Cost of Sales[2]	71	68	74	29	—	—	242
Net Income	11	5	6	(11)	—	2	13
EBITDA	39	20	15	5	—	—	79

1.	IC Power’s Other segment includes the results of certain of IC Power’s generation assets. In addition, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including amortization of purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2.	Excludes depreciation and amortization.

•	Revenues—$502 million in Q3 2016, as compared to $336 million in Q3 2015. This increase was primarily due to the acquisition of IC Power’s distribution business in January 2016, as well as the commencement of commercial operations of Kanan (Central America segment (Panama)) in April 2016, Samay I (Peru segment) in May 2016, and CDA (Peru segment) in August 2016;

•	Cost of sales—$355 million in Q3 2016, as compared to $242 million in Q3 2015, primarily as a result of the items stated above with respect to the increase in revenues;

•	Net income—$5 million in Q3 2016, as compared to $13 million in Q3 2015. The decrease in net income was primarily due to the decrease in the net income of the Central America segment and higher finance expenses in IC Power’s holding companies (Other segment), including $4 million of finance expenses related to the $220 million of notes issued by IC Power to Kenon in connection with the reorganization of IC Power in March 2016. These decreases were partially offset by the contribution of IC Power’s distribution business, which was acquired in January 2016; and

•	EBITDA—$124 million in Q3 2016, as compared to $79 million in Q3 2015. The increase in Q3 2016 was primarily the result of a $23 million increase in the EBITDA of IC Power’s generation business during Q3 2016, driven by the commencement of commercial operations of CDA, Samay I and Kanan in 2016, and the $22 million EBITDA contribution from IC Power’s distribution business.

IC Power’s EBITDA for the nine months ended September 30, 2016 was $312 million, as compared to $254 million in the nine months ended September 30, 2015.

A discussion of revenues, cost of sales, net income and EBITDA for IC Power’s generation business by segment for Q3 2016, as compared to Q3 2015 is as follows:

[3]	In March 2016, Kenon announced an internal restructuring pursuant to which its subsidiary IC Power Pte. Ltd., which was a holding company with no material assets, acquired I.C. Power Asia Development Ltd., which held interests in power generation and distribution assets. As a result, IC Power Pte. Ltd. is now the parent holding company of I.C. Power Asia Development Ltd. (formerly I.C. Power Ltd.) and the results of IC Power for Q3 2015 are the results of IC Power Asia Development Ltd.

Generation - Peru Segment

	Three Months Ended September 30, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
	($ millions)
Kallpa	75	$105	$70	$40	$12
Samay I	75	15	7	6	(2)
CDA	75	20	6	14	1

TOTAL		$140	$83	$60	$11

	Three Months Ended September 30, 2015
Entity	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
	($ millions)
Kallpa	75	$114	$71	$39	$13
Samay I	75	—	—	—	(1)
CDA	75	—	—	—	(1)

TOTAL		$114	$71	$39	$11

•	Revenues—$140 million in Q3 2016, as compared to $114 million in Q3 2015, primarily as a result of the commencement of operations of CDA and Samay I. This increase was partially offset by a $9 million decrease in Kallpa’s revenues, primarily due to a decrease in Kallpa’s average selling price, mainly due to the current oversupply of capacity in the Peruvian power generation market, which has created downward pressure on energy and capacity prices;

•	Cost of sales—$83 million in Q3 2016, as compared to $71 million in Q3 2015, primarily as a result of the cost of sales recorded by Samay I and CDA;

•	Net income—$11 million in Q3 2016 and Q3 2015. The result reflects an increase in operating income as a result of the commencement of commercial operations of CDA and Samay I, which was offset by an increase in net finance expenses of CDA ($7 million) and Samay I ($6 million), primarily due to the cessation of capitalization of the finance expenses of CDA and Samay I upon their commencement of commercial operations in 2016; and

•	EBITDA—$60 million in Q3 2016, as compared to $39 million in Q3 2015, primarily as a result of (1) the commencement of commercial operations of CDA and Samay I and (2) a $7 million payment received in connection with the early termination of a Kallpa power purchase agreement (“PPA”) in August 2016.

Generation - Israel Segment

	Three Months Ended September 30, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
		($ millions)
OPC	80	$84	$62	$22	$7
AIE	100	11	9	1	—

TOTAL		$95	$71	$23	$7

	Three Months Ended September 30, 2015
Entity	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
		($ millions)
OPC	80	$86	$65	$20	$5
AIE	100	3	3	—	—

TOTAL		$89	$68	$20	$5

•	Revenues—$95 million in Q3 2016, as compared to $89 million in Q3 2015, primarily as a result of an $8 million increase in revenues from AIE (which was acquired in August 2015). The increase was partially offset by a $2 million decrease in OPC’s revenues due to a decrease in OPC’s average selling price;

•	Cost of sales—$71 million in Q3 2016, as compared to $68 million in Q3 2015, primarily as a result of a $6 million increase in cost of sales from AIE (reflecting a full quarter of operations), offset by a $3 million decrease in OPC’s cost of sales as a result of a decrease in the volume of energy purchased and a decrease in natural gas prices. The natural gas price formula in OPC’s supply agreement is subject to a floor price, which OPC began to pay in November 2015 as a result of previous declines in the EA generation component tariff;

•	Net income—$7 million in Q3 2016, as compared to $5 million in Q3 2015; and

•	EBITDA—$23 million in Q3 2016, as compared to $20 million in Q3 2015, due to the contribution from the consolidation of AIE and lower cost of sales at OPC.

Generation - Central America Segment

	Three Months Ended September 30, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	23	17	5	—
Puerto Quetzal (Guatemala)	100	13	13	4	2
Nejapa (El Salvador)	100	21	16	2	1
Cenérgica (El Salvador)	100	8	3	2	1
Guatemel (Guatemala)[1]	100	2	1	—	—
Kanan (Panama)	100	16	15	2	(4)

TOTAL		$83	$65	$15	$—

	Three Months Ended September 30, 2015
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	29	19	8	3
Puerto Quetzal (Guatemala)	100	31	28	2	—
Nejapa (El Salvador)	100	26	22	3	2
Cenérgica (El Salvador)	100	6	5	2	1
Guatemel (Guatemala)[1]	—	—	—	—	—
Kanan (Panama)	100	—	—	—	—

TOTAL		$92	$74	$15	$6

1.	In January 2016, IC Power acquired Guatemel, an electricity trading company, as part of its acquisition of its distribution businesses. However, Guatemel’s results are included within IC Power’s generation business as a result of its business line.

•	Revenues—$83 million in Q3 2016, as compared to $92 million in Q3 2015, primarily as a of result of (1) an $18 million decrease in the revenues of Puerto Quetzal, due to the expiration of a short-term PPA ($11 million) and a decrease in Puerto Quetzal’s average energy and capacity selling prices due to a decrease in heavy fuel oil (“HFO”) prices ($7 million) and (2) a $6 million decrease in the revenues of ICPNH, primarily as a result of lower energy generation in its wind farms due to lower wind levels ($3 million) and a decrease in its thermal plants’ average energy selling prices due to a decrease in HFO prices ($2 million) and (3) a $5 million decrease in the revenues of Nejapa, due to a decline in energy selling prices and a decline in the volume of energy sold by Nejapa. These decreases were partially offset by a $16 million contribution of revenues by Kanan, which commenced commercial operations in April 2016;

•	Cost of sales—$65 million in Q3 2016, as compared to $74 million in Q3 2015, primarily as a result of (1) a $15 million decrease in Puerto Quetzal’s cost of sales due to a decrease in the price of HFO and a decrease in the volume of fuel consumption and (2) a $6 million decrease in cost of sales of Nejapa due to a decrease in fuel costs, as a result of a reduction in the volume of energy generated and a decline in the price of HFO. These effects were partially offset by the cost of sales recorded by Kanan;

•	Net income—nil in Q3 2016, as compared to $6 million in Q3 2015, primarily as a result of the decrease in ICPNH’s margins, as discussed above, and the net loss of Kanan, due to depreciation expenses; and

•	EBITDA—$15 million in Q3 2016 and Q3 2015. The increase in EBITDA as a result of the commencement of commercial operations of Kanan was offset by the reduction in ICPNH’s margins.

Generation - Other Segment

	Three Months Ended September 30, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
		($ millions)
COBEE (Bolivia)	100	8	4	3	—
Central Cardones (Chile)	87	3	1	3	—
Colmito (Chile)	100	5	5	—	1
CEPP (Dominican Republic)	97	9	7	1	1
JPPC (Jamaica)	100	13	9	2	1
Surpetroil (Colombia)	60	2	2	(1)	(1)
RECSA (Guatemala)[1]	100	1	—	(1)	—
IC Power Distribution Holdings (non-operating holdco)	100	—	—	—	(2)
Inkia & Other (non-operating holdco)	100	1	—	(2)	(16)
IC Power & Other (non-operating holdco)	100	—	—	(1)	(9)

TOTAL		$42	$28	$4	$(25)

	Three Months Ended September 30, 2015
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
		($ millions)
COBEE (Bolivia)	100	8	5	3	—
Central Cardones (Chile)	87	3	—	2	—
Colmito (Chile)	100	5	4	—	(1)
CEPP (Dominican Republic)	97	11	8	2	2
JPPC (Jamaica)	100	11	11	—	(1)
Surpetroil (Colombia)	60	2	1	—	—
RECSA (Guatemala)[1]	—	—	—	—	—
IC Power Distribution Holdings (non-operating holdco)	—	—	—	—	—
Inkia & Other (non-operating holdco)	100	1	—	1	(8)
IC Power & Other (non-operating holdco)	100	—	—	(3)	(3)

TOTAL		$41	$29	$5	$(11)

1.	In January 2016, IC Power acquired RECSA, an electricity transmission company, as part of its acquisition of its distribution businesses. However, RECSA’s results are included within IC Power’s generation business as a result of its business line.

•	Revenues—$42 million in Q3 2016, as compared to $41 million in Q3 2015, primarily as a result of a $2 million increase in revenues of JPPC due to an increase in capacity revenues;

•	Cost of sales—$28 million in Q3 2016, as compared to $29 million in Q3 2015;

•	Net loss—$25 million in Q3 2016, as compared to $11 million loss in Q3 2015, primarily due to (1) $4 million of finance expenses related to the $220 million of notes issued by IC Power to Kenon in connection with the reorganization of IC Power in March 2016, (2) $2 million of finance expenses relating to the bridge loan used to finance IC Power’s acquisition of its distribution business and (3) $3 million of finance expenses related to the Inkia bonds due 2021, resulting from the cessation of capitalization of finance expenses upon the commencement of CDA’s commercial operations; and

•	EBITDA—$4 million in Q3 2016, as compared to $5 million in Q3 2015.

Distribution Segment

	Three Months Ended September 30, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	EBITDA	Net Income
		($ millions)
DEORSA	93	$62	$48	$9	$4
DEOCSA	91	80	60	13	6

TOTAL		$142	$108	$22	$10

Capital Expenditures

IC Power’s capital expenditures were $33 million in Q3 2016, including $21 million in capital expenditures for maintenance of existing facilities (which included spending of $7 million at Energuate) and $11 million in capital expenditures on projects under construction, consisting of CDA ($9 million) and AIE ($2 million).

Liquidity and Capital Resources

As of September 30, 2016, IC Power had cash and cash equivalents of $380 million, plus short-term deposits and restricted cash of $84 million, interest bearing financial liabilities of $3,085 million (excluding $229 million of debt (including interest) owed to Kenon), and net interest bearing financial liabilities (a non-IFRS financial measure, which is defined as interest bearing financial liabilities minus cash and short-term deposits and restricted cash) of $2,621 million.

In October 2016, IC Power prepaid its $75 million note payable to Kenon (which was part of the $220 million of notes issued by IC Power to Kenon connection with the reorganization of IC Power in March 2016).

Business Developments

Completion of the CDA Project

In August 2016, the three generating units of CDA, a 510 MW hydroelectric plant located in Peru, commenced commercial operations. CDA is the largest hydroelectric plant built in Peru in the last 40 years. Construction of the plant required over four-and-a-half years to complete, and as of September 30, 2016, IC Power had invested $957 million in the development of the project.

Update on the Construction of the AIE Plant

AIE is constructing a 140 MW co-generation power plant in Israel. IC Power expects that the total cost of completing the AIE plant will be approximately $250 million (including the $16 million consideration for the acquisition of AIE). As of September 30, 2016, AIE had invested an aggregate of $37 million in the project.

Construction of the AIE plant commenced in June 2016, and the plant is expected to commence commercial operations by early 2019. As of September 30, 2016, AIE had completed approximately 17% of the project.

Update on Samay I Plant

In July 2016, all of the units of the Samay I plant were declared unavailable to the system due to damage to the shafts in three of the plant’s four units. IC Power has developed a plan to repair the units, and in October 2016, one of the units was declared available to the system. IC Power expects that the remaining units will be operational during the first quarter of 2017. Samay I continues to receive payments under its PPA, but such payments are subject to adjustments depending on the amount of time the plant is unavailable when called for dispatch. In Q3 2016, Samay I was subject to (negative) revenue adjustments of approximately $2.5 million as a result of Samay I’s unavailability.

Update on Energuate Tax Claims

In July 2016, the Guatemalan Tax Administrator (the “SAT”) issued a claim against DEORSA and DEOCSA for back taxes for the years 2011 and 2012. In August 2016, the court hearing the SAT complaint ordered DEORSA and DEOCSA to pay $17 million in alleged back taxes immediately, plus interest and fines. The combined amount of interest and fines for these years is estimated to be between $17 million and $24 million; however, the final amount is still under discussion with the SAT, and is expected to be established at a court hearing scheduled for late December 2016.

In light of the SAT’s actions, and in order to avoid the initiation of complaints by the SAT concerning the tax years 2013, 2014 and 2015 and any resulting fines and interest, upon instruction of the SAT, DEORSA and DEOCSA revised their tax returns for these years and paid $31 million, corresponding to alleged back taxes and interest for those years. The total payments described above (covering 2011 through 2015) are estimated to be in the range of $65 million to $72 million in the aggregate (of which $48 million was paid by the end of Q3 2016), depending on the amount of interest and fines for 2011 and 2012.

Proposed Reduction in EA Tariff

The Electricity Authority (Israel) (the “EA”, formerly the PUAE) power generation component tariff forms the basis for OPC’s prices under its PPAs.

On September 8, 2015, the EA published a final decision, which reduced the generation component tariff by approximately 12% to NIS 265.2 per MWh. In October 2016, the EA published a draft decision regarding a further reduction of the generation component tariff. If the draft decision is approved at a public hearing to be held in December 2016, the generation component tariff will be further reduced by approximately 8% from NIS 265.2 per MWh to NIS 242.9 per MWh. The natural gas price formula in OPC’s supply agreement is subject to a floor mechanism and, as a result of previous declines in the generation component tariff, OPC began to pay the ultimate floor price in November 2015. Therefore, the decline in the generation component tariff to be considered at the December 2016 public hearing, if confirmed, and any further declines in the generation component tariff would not result in a corresponding decline in OPC’s natural gas expenses, and therefore would lead to a greater decline in OPC’s margins, which would have a negative effect on OPC’s results of operations.

Qoros4

The following discussion of Qoros’ results of operations below is derived from Qoros’ consolidated financial statements.

Revenues

Revenues increased by RMB214 million ($32 million), or 54%, to RMB607 million ($91 million) in Q3 2016, as compared to RMB393 million ($59 million) in Q3 2015, primarily resulting from a 59% increase in car sales to 5,833 cars in Q3 2016 from 3,667 cars in Q3 2015.

Cost of Sales

Cost of sales increased by RMB379 million ($57 million), or 85%, to RMB824 million ($124 million) in Q3 2016, as compared to RMB445 million ($67 million) in Q3 2015, primarily resulting from the increase in the number of cars sold in Q3 2016 as compared to sales in Q3 2015, as well as an increase in amortization of capitalized research and development costs and an increase in depreciation of property, plant and equipment.

Selling and Distribution Expenses

Selling and distribution expenses decreased by RMB39 million ($6 million), or 36%, to RMB69 million ($10 million) in Q3 2016, as compared to RMB108 million ($16 million) in Q3 2015, primarily resulting from a cost management program (“CMP”), which entailed a reduction in advertising, marketing and promotion expenses.

[4]	Convenience translations of RMB amounts into US Dollars use a rate of 6.7:1.

Administrative Expenses

Administrative expenses decreased by RMB53 million ($8 million), or 33%, to RMB107 million ($16 million) in Q3 2016, as compared to RMB160 million ($24 million) in Q3 2015, primarily resulting from the CMP referenced above, which entailed a reduction in personnel expenses and other administrative expenses.

Net Finance Costs

Net finance costs decreased by RMB75 million ($11 million), or 55%, to RMB61 million ($9 million) in Q3 2016, as compared to RMB136 million ($20 million) in Q3 2015, primarily as a result of a RMB33 million ($5 million) reduction in interest expense in Q3 2016, as compared to Q3 2015 and a RMB42 million ($6 million) foreign exchange loss in Q3 2015.

Loss for the Period

For the reasons set forth above, loss for the period decreased by RMB37 million ($6 million), or 8%, to RMB465 million ($70 million) in Q3 2016, as compared to RMB502 million ($75 million) in Q3 2015.

Liquidity

As of September 30, 2016, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.6 billion ($840 million). Also as of September 30, 2016, Qoros had current liabilities (excluding shareholder loans) of RMB3.9 billion ($585 million), including trade and other payables of RMB2.6 billion ($390 million) and current assets of RMB1.3 billion ($195 million), including cash and cash equivalents of RMB103 million ($15 million). Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and available resources.

Qoros’ principal sources of liquidity are cash flows received from financing activities, including long-term loans, short-term facilities and inflows received in connection with equity contributions or convertible or non-convertible shareholder loans, as well as cash flows received from car sales. Qoros has drawn substantially all of the available amounts under its existing long term credit facilities and will require additional financing, including the renewal or refinancing of its working capital facilities, to fund its continued development and operations.

Kenon’s major shareholder, Ansonia Holdings Singapore B.V. (“Ansonia”), and Wuhu Chery each made loans of approximately $50 million to Qoros in Q2 2016. In September 2016, Ansonia provided additional loans of RMB150 million ($22 million) to Qoros, and Wuhu Chery provided loans to Qoros in the same amount and on similar conditions. These loans were made to support Qoros’ ordinary course working capital requirements. The terms of these loans are described in Kenon’s Reports on Form 6-K furnished to the SEC on April 22, 2016, June 29, 2016 and September 7, 2016.

Qoros is continuing to seek additional financing for its operations. Consistent with Kenon’s strategy to support Qoros and its fundraising efforts, but also to refrain from material “cross-allocation” (i.e., investing returns from one business into another), Kenon is actively exploring possible transactions that will provide further support to Qoros, while not increasing, and seeking to reduce, Kenon’s exposure to Qoros.

Business Updates

Car Sales

In Q3 2016, Qoros’ sales increased by approximately 59% to 5,833 cars, as compared to 3,667 cars in Q3 2015.

In October 2016, Qoros’ sales increased by approximately 86% to 2,610 cars, as compared to 1,403 cars in October 2015.

Dealerships

As of September 30, 2016, Qoros had a network of 105 dealerships, of which 5 were in pre-sales mode. As of September 30, 2016, Qoros had also entered into memorandums of understanding for 6 additional dealerships, and had 9 additional dealerships under construction and design.

Qoros 3 GT Launch

In November 2016, Qoros launched the Qoros 3 GT, a crossover sedan. The Qoros 3 GT was debuted at the Guangzhou Auto Exhibition in November 2016.

China Car Market Conditions

According to China Association of Automobile Manufacturers, cumulative passenger car wholesales recorded year-on-year growth of approximately 28% in Q3 2016. The growth in passenger car wholesales was due, in part, to a Chinese central government tax policy to incentivize domestic car sales by reducing invoice prices by approximately 4.25% between October 1, 2015 and December 31, 2016. All of Qoros’ passenger cars were eligible for this tax cut. If the tax policy is not extended beyond December 31, 2016, when it is scheduled to expire, this may affect the sales performance of Qoros, as well as the entire China passenger car market.

Discussion of ZIM’s Results for Q3 2016

ZIM carried approximately 622 thousand TEUs in Q3 2016, representing 7% growth as compared to Q3 2015, in which ZIM carried approximately 581 thousand TEUs. In Q3 2016, ZIM’s revenues decreased by $105 million, or 14%, to $644 million in Q3 2016, compared to $749 million in Q3 2015, primarily due to an approximately 21% decline in ZIM’s average revenue per TEU carried, as a result of a decline in industry container freight rates. ZIM’s net loss attributable to ZIM’s owners in Q3 2016 was $39 million, as compared to net income of $11 million in Q3 2015.

In recent years, the container shipping industry has experienced instability as a result of prolonged global economic crises, reduced market demand, increased capacity and increased uncertainty due to the realignment of global alliances. The container shipping industry has continued to experience an imbalance of supply and demand in 2016, as market demand for shipping remained weak, while new vessel capacity was added to the market. The excess capacity has resulted in historically low freight rates across various major trade zones. The impact on net income from the declines in freight rates has been partially offset by the current relatively low price of bunker, one of ZIM’s significant costs. A continuation of the trend of low freight rates could negatively affect ZIM’s business, financial position and ability to comply with its financial covenants.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of September 30, 2016, cash, gross debt, and net debt5 (a non-IFRS financial measure, which is defined as gross debt minus cash) of Kenon (unconsolidated) were $64 million, $220 million and $156 million, respectively.

[5]	Kenon’s gross debt and net debt do not include Kenon’s back-to-back guarantee obligations in respect of Qoros’ indebtedness, discussed herein.

Kenon has fully drawn its $200 million credit facility from Israel Corporation Ltd. As of September 30, 2016, $200 million, plus interest and fees of approximately $20 million, was outstanding under the facility.

In October 2016, IC Power prepaid in full its $75 million note to Kenon (which note was part of the $220 million of notes issued by IC Power to Kenon in connection with the reorganization of IC Power in March 2016). The proceeds that Kenon received are intended to provide Kenon with additional cash resources in light of its liquidity position and its obligations under its back-to-back guarantees of Qoros’ indebtedness.

Kenon has provided back-to-back guarantees to Chery in respect of Chery’s guarantees of certain Qoros indebtedness. Set forth below is an overview of the guarantees provided by Kenon in respect of Qoros’ indebtedness:

Date Granted	Qoros Credit Facility	Kenon Guarantee Amount

Spin-Off / November 2015	RMB3 billion credit facility	RMB750 million ($112 million)[1]

May / November 2015	RMB700 million EXIM Bank loan facility	RMB350 million ($52 million) (plus interest and fees of up to RMB60 million ($9 million)[2]

Total		RMB1,100 million ($165 million) (plus certain interest and fees)[1,2]

1.	In the event that Chery’s liability under its guarantee exceeds RMB1.5 billion ($225 million), Kenon has committed to negotiate with Chery in good faith to find a solution so that Kenon’s and Chery’s liabilities for the indebtedness of Qoros under this credit facility are equal in proportion.
2.	In the event that Chery is obligated under its guarantee of the EXIM Bank loan facility to make payments that exceed Kenon’s obligations under the guarantee, Kenon and Chery have agreed to try to find an acceptable solution, but without any obligation on Kenon to be liable for more than the amounts set forth in the table above.

Appointment of Director to Kenon Board of Directors

In November 2016, Antoine Bonnier was appointed to the board of directors of Kenon.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on December 6, 2016. To participate, please call one of the following teleconferencing numbers:

US:	1-888-281-1167
UK:	0-800-051-8913
Israel:	03-918-0688
Singapore:	3158-3851
International:	+65-3158-3851

The call will commence at 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 10:00 pm Singapore Time.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to IC Power, the expected cost and timing of the completion of IC Power’s AIE project, the expected timing of the repair of the Samay I units and such units being operational, the expected timing of court hearings in connection with the Energuate tax claim and the expected amounts payable in respect of this claim, and proposed reduction to the EA generation component tariff, including the expected timing of such reduction and the effect on IC Power’s business, (ii) with respect to Qoros, statements with respect to Qoros’ liquidity requirements and sources of funding and plans to continue to seek financing, (iii) with respect to ZIM, statements about expected trends in the container shipping industry, (iv) with respect to Kenon, Kenon’s expected use of the proceeds from IC Power’s repayment of the $75 million note, Kenon’s intention to explore possible transactions to further support Qoros and its fundraising efforts, while not increasing, and seeking to reduce, Kenon’s exposure to Qoros, and Kenon’s strategy to refrain from material cross-allocation, and (v) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the construction of the AIE project on a timely basis, within expected budget, or at all, risks relating to IC Power’s ability to repair the Samay I units on a timely basis, or at all, and legal and regulatory risks, particularly in connection with the Energuate tax claim, including timing for final resolution and total amount to be paid in respect of such claim and with respect to the proposed changes EA generation component tariff, the ultimate amount determined to be payable, (ii) with respect to Qoros, risks related to government policies relating to the Chinese passenger car market, changes in events and circumstances with respect to Qoros and Kenon and other, and Qoros’ ability to secure the funding it requires to meet its expenses and liquidity requirements, (iii) with respect to ZIM, developments in the container shipping industry and freight rates, (iv) with respect to Kenon, changes in events and circumstances with respect to Kenon and whether Kenon enters into transactions to further support Qoros and its fundraising efforts, while not increasing, and seeking to reduce, Kenon’s exposure to Qoros, and the terms of such transactions, and (v) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246